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MORRISON & FOERSTER LLP

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December 21, 2006		Writer’s Direct Contact 703.760.7732 JBernstein@mofo.com

Mark P. Shuman
Branch Chief — Legal
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Room 4561
Washington, DC  20549

Re:                               SI International Inc.
Registration Statement on Form S-3 filed November 14, 2006
File No. 333-138689

Forms 10-Q for the quarters ended July 1 and September 30, 2006
File No. 0-50080

Dear Mr. Shuman:

We enclose herewith, on behalf of SI International Inc. (the “Company” or “SI”), clean and marked copies of Amendment No. 1 to the Registration Statement on Form S-3 (“Amendment No. 1”), together with responses to the comments raised by the Staff in its comment letter dated December 7, 2006.  Amendment No. 1 incorporates responses to the Staff’s comments.  Below we have noted the Staff’s comments in bold face type and the responses in regular type.

Registration Statement on Form S-3

Exhibit 5.1

1.                                       We note counsel’s opinion with respect to the prospective valid and binding obligations of the guarantors with respect to any prospective guarantees.  You have identified on the facing page of your registration statement the co-registrants and guarantors of any prospective guarantee obligation in connection with certain debt securities that may be offered.  Eight guarantors are not Delaware corporations.  Counsel’s opinion, however, has been limited to the General Corporation Law of the State of Delaware.  Accordingly, there does not appear to be a valid opinion pursuant to the requirements of Item

Mark P. Shuman
December 21, 2006

601(b)(5)(i) of Regulation S-K with respect to your guarantors that are not Delaware corporations.  Please file valid legal opinions with respect to such guarantors.

Exhibits 5.1 and 5.2 to Amendment No. 1 include a revised opinion of Morrison & Foerster LLP and an opinion of Robinson, Bradshaw & Hinson, P.A., respectively, which address the Staff’s comment.

2.                                       We note that counsel has limited their opinion to, among other things, the General Corporation Law of the State of Delaware.  Please confirm to us in writing that such reference to the General Corporation Law of the State of Delaware includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.  Please see Section VII.A.14 of our Current Issues and Rulemaking Projects Outline dated November 14, 2000 for additional guidance.

The reference in the opinion of Morrison & Foerster LLP to the General Corporation Law of the State of Delaware was intended to include the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.  Amendment No. 1 includes a revised opinion of Morrison & Foerster LLP filed as Exhibit 5.1, which includes an explicit reference to the statutory provisions and also all applicable provisions of the Delaware Constitution.

Forms 10-Q for the Quarters Ended July 1 and September 30, 2006

Item 4.  Controls and Procedures.

3.                                       We note your disclosure that “there were no significant changes in the Company’s internal control over financial reporting” during the fiscal quarter.  Please note that Item 308(c) of Regulation S-K requires the disclosure of any change in your internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.  Please advise us of any changes to your internal control over financial reporting during quarters ended July 1 and September 30, 2006.  Please also confirm to us that you will consider this comment in preparing future periodic reports.  We note that your Forms 10-K and 10-Q for the year ended December 31, 2005 and quarter ended April 1, 2006, respectively, set forth the necessary disclosure pursuant to Item 308(c).

Mark P. Shuman
December 21, 2006

There were no changes to the Company’s internal control over financial reporting during quarters ended July 1 and September 30, 2006 that materially affected, or were reasonably likely to materially affect, the Company’s internal control over financial reporting.  The Company confirms to the Staff that it will consider the Staff’s comment in preparing future periodic reports.

**********************************************

We appreciate in advance your time and attention to Amendment No. 1, as well as to our responses to the Staff’s comments.  Should you have any additional questions or concerns, please call me at 703-760-7700.

Sincerely,

/s/ Jacob D. Bernstein

Jacob D. Bernstein, Esq.

cc:                                 S. Bradford Antle
Lawrence T. Yanowitch, Esq.
Charles W. Katz, Esq.